                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*


                      SUNRISE EDUCATIONAL SERVICES, INC.
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                                (Name of Issuer)


                          Common Stock, $.10 Par Value
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                         (Title of Class of Securities)


                                  867693103
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                                 (CUSIP Number)


Ronald J. Prague, 237 Park Avenue, New York, N.Y. 10017-3142, (212) 880-6032
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                    ------------------------
CUSIP No. 867693103                                           Page 2 of 10 Pages
--------------------                                    ------------------------

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1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              LN Investment Capital Limited Partnership

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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  x
                                                                         (b) / /


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3             SEC USE ONLY


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4             SOURCE OF FUNDS*

              N/A

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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                / /


--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

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     NUMBER OF         7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY               0
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                     -----------------------------------------------------------
                       8       SHARED VOTING POWER

                               0
                     -----------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               0
                     -----------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN
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*                        SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                    ------------------------
CUSIP No. 867693103                                           Page 3 of 10 Pages
--------------------                                    ------------------------

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1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Michael J. Connelly

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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  x
                                                                         (b) / /


--------------------------------------------------------------------------------
3             SEC USE ONLY


--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              N/A

--------------------------------------------------------------------------------

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                / /


--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

--------------------------------------------------------------------------------
     NUMBER OF         7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY               0
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                     -----------------------------------------------------------
                       8       SHARED VOTING POWER

                               0
                     -----------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               0
                     -----------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------


**                     SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                    ------------------------
CUSIP No. 867693103                                           Page 4 of 10 Pages
--------------------                                    ------------------------

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Lepercq Investment Limited Partnership-II

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  x
                                                                         (b) / /


--------------------------------------------------------------------------------
3             SEC USE ONLY


--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              N/A

--------------------------------------------------------------------------------

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                / /


--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
     NUMBER OF         7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY               0
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                     -----------------------------------------------------------
                       8       SHARED VOTING POWER

                               0
                     -----------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               0
                     -----------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------


***                     SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 5 of 10 Pages


NOTE: This Amendment No. 5 supplements Items 1, 2, 5, 6 and 7 of the
Statement dated April 13, 1990, Amendment No. 1 thereto dated May 17, 1990, Amendment No. 2 thereto dated November 27, 1991, Amendment No. 3 thereto dated January 1, 1993 and Amendment No. 4 thereto dated January 9, 1996 (together, the "Statement") filed by (i) LN Investment Capital Limited Partnership, a Delaware limited partnership ("LNIC"), (ii) Lepercq Investment Limited Partnership-II, a Delaware limited partnership ("LIP-II"), (iii) LN Investment Capital Limited Partnership-II, a Delaware limited partnership ("LNIC-II"), and
(iv) Michael J. Connelly ("Connelly"), with respect to the common stock, $.01 par value (the "Common Stock"), of Sunrise Educational Services, Inc., a Delaware corporation (f/k/a Sunrise Preschools, Inc., the "Company"). LNIC and LIP-II are hereinafter referred to as the "Surviving Reporting Partnerships." Information contained in this Amendment No. 5 reflects a decrease in the surviving Reporting Partnerships' ownership of Common Stock resulting from open market sales pursuant to an S-3 Registration, and a decrease in the Surviving Reporting Partnerships' ownership of Series B Preferred Stock resulting from a private sale.

Item 1            Security and Issuer.

                The titles and the classes of equity securities to which this Amendment No. 5 and the Statement relate is the Common Stock and the Series B Preferred Stock of the Company. The principal executive offices of the Company are located at 9128 East San Salvador Drive, Scottsdale, Arizona 85258.

Item 2            Identity and Background.

                  This Amendment No. 5 and the Statement to which it relates are filed on behalf of each of the Surviving Reporting Partnerships and Connelly.

                  Each of the Surviving Reporting Partnerships is organized under the laws of the State of Delaware. The principal business of each of the Surviving Reporting Partnerships is the acquisition and holding of securities for investment and the production of income. The principal business office of each of the Surviving Reporting Partnerships is located at 1675 Broadway, New York, New York 10019. The general partners of each of the Surviving Reporting Partnerships are (i) Connelly and (ii) LN General Partners, a New York partnership ("LNGP"; LNGP and Connelly are hereinafter referred to collectively as the "General Partners"). Connelly is the managing general partner of LNGP and each of the Surviving Reporting Partnerships.

                                                              Page 6 of 10 Pages

                  Connelly's business address is 1675 Broadway, New York, New York 10019. Connelly's present principal occupation of employment is President of Lepercq Capital Management Incorporated, a Delaware corporation ("LCM"). The principal business of LCM is to manage the investment and income producing activities of the Surviving Reporting Partnerships and provide management and consulting services to companies in which the Reporting Partnerships have made investments. Connelly is a citizen of the Untied States.

                  LNGP was organized under the laws of the State of New York and its business and principal offices are located at 1675 Broadway, New York, New York 10019. The principal business of LNGP is to hold its general partnership interest in the Surviving Reporting Partnerships.

                  During the last five years, none of Connelly, LNGP, either of the Surviving Reporting Partnerships nor LNIC-II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5            Interest in Securities of the Issuer.

                  (a) As of the date hereof, neither LNIC nor LIP-II beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), any shares of Common Stock.

                  As of the date hereof, the Surviving Reporting Partnerships and Connelly, constituting a "group" within the meaning of Section 13(d)(3) of the Act, do not collectively own any shares of Common Stock.

                                                              Page 7 of 10 Pages


                  (b) Over the past 60 days LNIC sold 313,567 shares of Common Stock and 291,450 shares of Class B Preferred Stock on February 12, 1997. LIP-II sold 226,488 shares of Common Stock and 208,550 shares of Class B Preferred Stock on February 12, 1997. Each share of Class B Preferred Stock is convertible into one share of Common Stock.

                  (c)      Not applicable.

                  (d)      Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Except as set forth in Exhibit 9 to this Amendment No. 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among LNGP, Connelly, the Surviving Reporting Partnerships and any other person with respect to any securities of the Company including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division or profits or loss or the giving or withholding or proxies.

Item 7            Material to be Filed as Exhibits.

                  Exhibit 9.                Joint Filing Agreement dated as
                                            of March 10, 1997 by and among LNIC,
                                            LIP-II and Connelly.

                                                              Page 8 of 10 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated:            March 10, 1997

                                                LN INVESTMENT CAPITAL LIMITED
                                                PARTNERSHIP


                                                By:/s/ Michael J. Connelly
                                                   ----------------------------
                                                   Michael J. Connelly,
                                                   Managing General Partner

                                                LEPERCQ INVESTMENT LIMITED
                                                PARTNERSHIP-II


                                                By: /s/ Michael J. Connelly
                                                   ---------------------------
                                                   Michael J. Connelly,
                                                   Managing General Partner

                                                   /s/ Michael J. Connelly
                                                   ---------------------------
                                                   Michael J. Connelly

                                                              Page 9 of 10 Pages



                                INDEX TO EXHIBITS


        Exhibit           Description                               Page

           9              Joint Filing Agreement dated as of         10
                          March 10, 1997 by and among LNIC,
                          LIP-II and Connelly